Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2008	2007
A Net income as reported, Canadian GAAP ($ millions)	2,707.2	726.8
B Items adjusting net income ($ millions)	(51.3)	10.5
C Net income, US GAAP ($ millions)	2,655.9	737.3
D Weighted average number of shares outstanding	310,076,000	315,444,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	10,408,000	8,136,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	10,404,000	8,119,000

CANADIAN GAAP
Basic earnings per share (A/D)	8.73	2.30
Diluted earnings per share (A/(D+E))	8.45	2.25

UNITED STATES GAAP
Basic earnings per share (C/D)	8.57	2.34
Diluted earnings per share (C/(D+F))	8.29	2.28